SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/27/2024

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
24,200

8. SHARED VOTING POWER
1,610,213

9. SOLE DISPOSITIVE POWER
24,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,610,213


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,634,413 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.41%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
24,200

8. SHARED VOTING POWER
2,374,969

9. SOLE DISPOSITIVE POWER
24,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,374,969


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,399,169 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.41%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
24,200

8. SHARED VOTING POWER
2,374,969

9. SOLE DISPOSITIVE POWER
24,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,374,969


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,399,169 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.41%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #4 to the schedule 13d filed
July 17, 2023. Except as specifically set forth herein, the Schedule 13d remaines unmodified




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 1/25/24 there were 25,492,782 shares of common stock outstanding as of 11/30/23.The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of February 27, 2024 Bulldog Investors, LLP is deemed to be the beneficial owner of 1,634,413 shares of CMU (representing 6.41% of CMU's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of February 27, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 2,399,169 shares of CMU (representing 9.41% of CMU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 24,200 shares. Bulldog Investors, LLP has shared power to dispose of and vote 1,610,213 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CMU's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 764,756 shares.


c) Since the last filing on 1/2/2024 the following shares of CMU were bought.


Date			Shares		 Price
2/27/2024		57,304		 3.2600
2/26/2024		10,000		 3.2900
2/5/2024		4,500		 3.2900
2/5/2024		5,000		 3.3000
2/2/2024		10,000		 3.3200
1/19/2024		14,200		 3.2500
1/17/2024		4,637		 3.2900
1/16/2024		12,539		 3.3000
1/11/2024		28,507		 3.3000
1/10/2024		39,722		 3.3000
1/8/2024		2,200		 3.3100
1/5/2024		40,000		 3.3000
1/5/2024		14,500		 3.2996
1/5/2024		32,097		 3.3063
1/4/2024		10,403		 3.3000
1/2/2024		28,900		 3.3000



d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/28/2024

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.